African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2001
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

In accordance with the decision to end operations in Ghana and become more active in Mali, West Africa, African Metals Corporation entered into an agreement to dispose of its Ghanaian assets, subject to the approval of the CDNX, and the Company acquired the Lenguekoto concession in Mali. The Company raised a total of 34,730 through the exercise of options and sale of securities.

Ghanaian Assets

The Company sold its interest in its Ghanaian assets, including the Nkroful property and some milling equipment, to the original owners, for the return of 1.5 million shares in the Company's stock. Under the original agreement, the Company issued a total of 5.0 million shares to acquire the assets before a one for two consolidation of the Company's stock. It is the opinion of management that the potential for a profitably mineable gold discovery on the properties has been greatly reduced, and that the Company's money can be better spent on the new properties that have been recently acquired.

Faraba And Faraba Nord Concessions

No work was performed on these concessions, located in Mali, in the First Quarter, 2002. The Convention d'Etablissement permit has been recently issued on the Faraba concession, so work can begin.

The initial program will consist of digging exploratory pits around gold soil anomalies, which occur around a granitic intrusive and along a fault.

Lenguekoto Concession

African Metals recently acquired an option on the 10 sq km Lenguekoto concession, located 9 km southeast of Kenieba in western Mali. To acquire a 95% interest in the concession, the Company must pay $110,000 over a period of four years. There is a 1% royalty on any production from the concession.

Gold mineralization on the concession is associated with granitic intrusives. One area of orpaillage, or pits dug by hand miners for the recovery of gold, measures 200 by 350 metres. The Company intends to start a program of soil sampling and geological mapping either late autumn or early winter.

Financial and Corporate Information

An amount of $24,500 was raised through the exercise of 122,500 options, and $10,230 was raised through the sale of marketable securities, for a total of $34,730. Also, 310,000 stock options were set at $0.25 for a five-year term and approved by the CDNX.

The Company was pleased to announce the addition of Michael F. Bolton to the Board of Directors.

Investor Relations

Investor relations is conducted by Company personnel and through the dissemination of news releases and a brochure. We invite you to visit our website at *www.africanmetals.com.*

ON BEHALF OF THE BOARD

"Signed"
Willis W. Osborne
President & Director


02002646

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Consolidated Financial Statements

August 31, 2001 and 2000

AFRICAN METALS CORPORATION

Consolidated Balance Sheets

August 31, 2001 and May 31, 2001

	August 31, 2001 (unaudited)	May 31, 2001 (audited)
Assets		
Current assets:		
Cash and short-term deposits	$ 6,833	$ 4,996
Marketable securities	42,576	52,926
Accounts receivable and prepaid expenses	2,467	1,805
	51,876	59,727
Capital Assets (Note 2)	312,503	326,053
Mineral Properties, including deferred costs (Note 3)	353,783	332,733
Incorporation Costs	648	648
	$ 718,810	$ 719,161
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 26,637	$ 36,954
Shareholders' equity:		
Share capital (Note 4)	9,329,950	9,305,450
Share subscription advance	4,735	2,500
Deficit	(8,642,512)	(8,625,743)
	692,173	682,207
	$ 718,810	$ 719,161

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Consolidated Statements of Operations and Deficit

For the three months ended August 31, 2001 and 2000

	2001	2000
		(Note 8)
ADMINISTRATION COSTS:		
Advertising	$ -	$ 390
Bank charges	202	246
Commissions	330	313
Consulting fees	-	2,980
Management fees	4,500	7,500
Office and rent	8,821	8,072
Professional fees	1,280	4,251
Stock exchange filing fees	680	550
Telephone	175	509
Transfer agent	654	416
Travel and promotion	90	-
	16,732	25,227
OTHER ITEMS:		
Interest income	(83)	(73)
Loss (gain) on sale of investments	120	(4,408)
	37	(4,481)
NET LOSS FOR THE PERIOD	16,769	20,746
DEFICIT, BEGINNING OF PERIOD	8,625,743	7,595,098
DEFICIT, END OF PERIOD	$ 8,642,512	$ 7,615,844
Loss per share	$ 0.001	$ 0.05

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Deferred Exploration and Development Costs

For the three months ended August 31, 2001 and 2000

		2001		2000
				(Note 8)
EXPLORATION AND DEVELOPMENT EXPENDITURES:				
Amortization	$	13,550	$	13,550
Drilling, assays and reclamation		910		-
Exploration and surveys		226		-
Office, consulting and travel		2,039		-
		16,725		13,550
BALANCE OF COSTS AT BEGINNING OF PERIOD		28,316		304,638
BALANCE OF COSTS AT END OF PERIOD	$	45,041	$	318,188

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Consolidated Schedules of Mineral Property Interests

For the three months ended August 31, 2001

Mineral Property Interests:

	Opening Balance June 1, 2001	Expenditures	(Recoveries)	Balance August 31, 2001
Mineral properties:				
Argentina	$ 1	$ -	$	$ 1
Alaska	1	-	-	1
Ghana	300,000	-	-	300,000
Mali	4,415	4,325	-	8,740
	$ 304,417	$ 4,325	$ -	$ 308,742

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Consolidated Statements of Cash Flows

For the three months ended August 31, 2001 and 2000

	2001	2000 (Note 8)
OPERATING ACTIVITIES:		
Net loss for the period	$ (16,769)	$ (20,746)
Adjustment:		
Loss (Gain) on disposal of marketable securities	120	(4,408)
	(16,649)	(25,154)
Changes in non-cash working capital items:		
Accounts receivable and prepaid expenses	(662)	(2,163)
Accounts payable and accrued liabilities	(10,317)	(2,187)
	(27,628)	(29,504)
FINANCING ACTIVITIES		
Issue of share capital for cash	24,500	-
Share subscription advance	2,235	-
	26,735	-
INVESTING ACTIVITIES:		
Proceeds on disposal of marketable securities	10,230	11,250
Acquisition costs of mineral properties	(4,325)	-
Deferred exploration and development costs, net of amortization	(3,175)	-
	2,730	11,250
INCREASE (DECREASE) IN CASH	1,837	(18,254)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	4,996	22,271
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	$ 6,833	$ 4,017

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION

Notes to Consolidated Financial Statements
August 31, 2001

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual May 31, 2001 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual May 31, 2001 audited financial statements.

2. CAPITAL ASSETS

			August 31, 2001	May 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Mill	$ 542,853	$ 230,350	$ 312,503	$ 326,053

3. MINERAL PROPERTIES

	August 31, 2001			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 13,550	$ -	$ 313,550
b. Mali	8,740	31,491	-	40,231
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 308,742	$ 45,041	$ -	$ 353,783

	May 31, 2001			
	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 965,961	$ 330,522	$ (996,483)	$ 300,000
b. Mali	4,417	28,316	(2)	32,731
c. Argentina	1	-	-	1
d. Alaska	1	-	-	1
	$ 970,380	$ 358,838	$ (996,485)	$ 332,733

a. **Nkroful Properties**

During the quarter ended August 31, 2001, the Company entered into an Agreement whereby it will return all of the assets acquired in the 1997 Union – Nkroful acquisition to the previous owners (of which, one (1) is a current Director of the Company) for 1.5 million shares of the Company's stock which were previously issued to acquire the subsidiaries. This disposition is subject to the approval of the CDNX. During the current quarter, Nkroful Mining Ltd. has a net loss of $1,545 and the net book value of the assets amounted to $626,053.

b. **Mali, West Africa**

Lenguekoto concession

By a provisional contract dated July 31, 2001, the Company may acquire a 95% interest in a mineral concession, known as the Lenguekoto concession, located in Mali, for consideration of $110,000 over a period of four years (of which $2,225 has bee paid to date). The concession is subject to a 1% net smelter royalty.

AFRICAN METALS CORPORATION

Notes to Consolidated Financial Statements
August 31, 2001

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2001		May 31, 2001	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance beginning of year	12,087,120	$ 9,305,450	11,650,310	$ 9,222,778
Shares issued for cash	122,500	24,500	357,500	56,500
Shares issued for debt	-	-	79,310	26,172
Balance end of quarter	12,209,620	$ 9,329,950	12,087,120	$ 9,305,450

Transactions for the Issue of Share Capital During the quarter ended August 31, 2001:

a. The Company issued 122,500 shares a price of $0.20 per share for the exercise of stock options for total considerations of $24,500.

Stock Options

The Company granted stock options totalling 310,000 shares exercisable at a price of $0.25 per share on or before July 1, 2006.

5. RELATED PARTY TRANSACTIONS

During the three months ended August 31, 2001, the Company was involved in the following related party transactions:

a. Management fees totalling $4,500 were paid to current Director of the Company.

b. Included in accounts payable is $2,176 due to Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current liability as management has determined that the loan will be repaid within the next twelve months.

c. Included in accounts receivable is $996 due from Great Quest Metals Ltd., a corporation related by virtue of common directors. The amount is non-interest bearing and is classified as a current asset as management has determined that the loan will be repaid within the next twelve months.

6. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of mineral properties.

The Company's capital assets are all located in Ghana, Africa.

7. SUBSEQUENT EVENTS

a. The Company issued 35,000 shares at a price of $0.20 per share for the exercise of stock options for a total consideration of $7,000.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to confirm with the current year's consolidated financial statement presentation.

AFRICAN METALS CORPORATION

Schedule B: Supplementary Information
August 31, 2001

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 5 of the accompanying financial statements.

Section 3

A. Securities Issued/Allotted During the Period

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
June 25/01	Common Shares	Directors Options	72,500	$0.20	$ 14,500	Cash	Nil
July 10/01	Common Shares	Directors Options	50,000	$0.20	$ 10,000	Cash	Nil

B. Options Granted During the Period

Date of Grant	Number or Amount	Name of Optionee	Exercise Price	Expiry Date
July 13, 2001	70,000	Michael F. Bolton	$0.25	July 13, 2006
July 13, 2001	10,000	Jennifer Nestoruk	$0.25	July 13, 2006
July 13, 2001	200,000	Swiftcurrent Ventures Ltd.	$0.25	July 13, 2006
July 13, 2001	30,000	Consultants	$0.25	July 13, 2006

Section 4

A. Authorized and Issued Share Capital as at August 31, 2001

Authorized Share Capital - Unlimited common shares without par value.

A total of 12,209,620 shares have been issued for a total of $9,329,950.

B. Options, Warrants and Convertible Securities Outstanding as at August 31, 2001:

(i) The Company has outstanding stock options for 715,000 shares, exercisable as follows:

- 72,500 shares at a price of $0.20 per share on or before October 16, 2002.
- 125,000 shares at a price of $0.20 per share on or before August 6, 2003.
- 517,500 shares at a price of $0.20 per share on or before January 26, 2005.

(ii) The Company has outstanding share purchase warrants for 700,000 shares exercisable at $0.20 per share on or before November 19, 2001.

C. Shares in Escrow or Subject to Pooling as at August 31, 2001 Nil

Section 5 - List of Directors and Officers as at October 22, 2001:

- Michael F. Bolton — Director
- Jennifer Nestoruk — Corporate Secretary
- Willis W. Osborne — President & Director
- Franklin Russell — Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 22, 2001)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Michael F. Bolton, Director Mr. Willis W. Osborne, President & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	Canadian Venture Exchange (CDNX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 12,244,620 Options: 890,000 Warrants: 700,000 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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